Exhibit 3.5

AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

OF

LITHIUM TECHNOLOGY CORPORATION

Lithium Technology Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. That the Board of Directors of said Corporation at a meeting duly held, adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation of said Corporation, as amended, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of said Corporation for consideration thereof. The amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of Lithium Technology Corporation, as amended, be amended by deleting the first paragraph of Article FOURTH in its entirety and substituting the following thereof:

“FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 3,100,000,000 shares, composed of 3,000,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 100,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).”

2. The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 (by the written consent of the stockholders of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Lithium Technology Corporation has caused this Certificate to be executed by its duly authorized officer on this 2nd day of March, 2009.

LITHIUM TECHNOLOGY CORPORATION

By:	/s/ Theo M.M. Kremers
Theo M.M. Kremers
President and Chief Executive Officer